December 6, 2017

Via Electronic Transmission
Valerie Lithotomos (LithotomosV@sec.gov)
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Davis Fundamental ETF Trust File Nos.: 811‑23181, 333‑213073

Dear Ms. Lithotomos:

On behalf of Davis Fundamental ETF Trust (the "Trust"), transmitted herewith for filing with the Securities and Exchange Commission, is Post-Effective Amendment No. 2 to the Trust's Registration Statement on Form N‑1A (the "Registration Statement") under the Securities Act of 1933 and Amendment No. 5 to the Trust's Registration Statement under the Investment Company Act of 1940, as amended, to add the following series of the Trust, Davis Select International ETF (the "Fund" or "ETF").

We have provided you with a comparison to the Registration Statement that was most recently reviewed for the Trust as the disclosure is substantially similar. Under Rule 485(a)(2) we have requested an effective date of February 28, 2018.

We would be happy to provide you with any additional information you may require or with copies of any of the materials referred to above. Please direct any communications relating to this filing to:

Ryan Charles
Davis Selected Advisers, L.P.
2949 E. Elvira Road, Suite 101
Tucson, AZ 85756
520-806-7600

Sincerely,

/s/ Ryan Charles
Ryan Charles
Vice President and General Counsel